   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 1998


                                                      REGISTRATION NO. 333-68465

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                               PRIME RETAIL, INC.

             (Exact name of registrant as specified in its charter)

         MARYLAND                    38-2559212
      (State or other             (I.R.S. Employer
      jurisdiction of           Identification No.)
     incorporation or
       organization)

       100 EAST PRATT STREET, NINETEENTH FLOOR, BALTIMORE, MARYLAND 21202
                                 (410) 234-0782

    (Address, including zip code, and telephone number, including area code, of principal executive offices)

                               C. ALAN SCHROEDER
                               PRIME RETAIL, INC.
                             100 EAST PRATT STREET
                                NINETEENTH FLOOR
                           BALTIMORE, MARYLAND 21202
                                 (410) 234-0782

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

                             WAYNE D. BOBERG, ESQ.
                             STEVEN J. GAVIN, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60601
                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

               SUBJECT TO COMPLETION, DATED DECEMBER       , 1998

PROSPECTUS

                                  $400,000,000

                               PRIME RETAIL, INC.
                                PREFERRED STOCK
                               DEPOSITORY SHARES
                            PREFERRED STOCK WARRANTS
                                  COMMON STOCK
                             COMMON STOCK WARRANTS

                            CORPORATE HEADQUARTERS:
                             100 East Pratt Street
                                Nineteenth Floor
                           Baltimore, Maryland 21202
                                 (410) 234-0782

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               We will provide specific terms of these securities
                       in supplements to this prospectus.

               You should read this prospectus and any supplement
                          carefully before you invest.

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    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                            ------------------------
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                     THE DATE OF THIS PROSPECTUS IS

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this process, Prime Retail, Inc. may offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $400,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the securities being offered at that time. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with any additional information you may need to make your investment decision.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C. You can request copies of these documents, upon payment of photocopying fees, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC's internet site (http://www.sec.gov). These documents are also available for viewing at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    We have filed certain documents with the SEC and are incorporating by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the securities under this registration statement are sold. Incorporating them by reference means that we are making the documents listed below a part of this prospectus by referring to these documents and declaring that you should consider them to be part of this prospectus as if they were fully copied in this prospectus.

 1. The annual report of Prime Retail, Inc., one of our predecessors ("Former Prime"), on Form 10-K and Form 10-K/A for the year ended December 31, 1997.

 2. Former Prime's quarterly report on Form 10-Q for the quarter ended March 31, 1998.

 3. Former Prime's current report on Form 8-K dated February 1, 1998.

 4. The information prescribed by Items 12, 13, 14, 15 and 16 of Form S-11 contained in Former Prime's Registration Statement on Form S-11 dated June 28, 1996, as amended (Registration No. 333-01666).

 5. The annual report of Horizon Group, Inc., one of our predecessors, on Form 10-K and Amendment No. 1 on Form 10-K/A for the year ended December 31, 1997.

 6. Horizon Group, Inc.'s current report on Form 8-K dated February 1, 1998.

 7. Horizon Group, Inc.'s current report on Form 8-K dated April 1, 1998.

 8. The Joint Proxy Statement of Former Prime and Horizon Group, Inc., Prospectus of Prime Retail, Inc. and Information Statement of Horizon Group Properties, Inc. on Form S-4 dated May 14, 1998.

 9. Prime Retail, Inc.'s current report on Form 8-K dated June 15, 1998.

 10. Prime Retail, Inc.'s current report on Form 8-K/A dated June 15, 1998.

 11. Prime Retail, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1998.

 12. Prime Retail, Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 1998.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Prime Retail, Inc.
    100 East Pratt Street
    Baltimore, Maryland 21202
    Attention: Corporate Secretary
    (410) 234-0782

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

          PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR
                              CAUTIONARY STATEMENT

    THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN CONTAIN "FORWARD-LOOKING" STATEMENTS, AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, THAT ARE BASED ON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT PRIME RETAIL, INC.'S BELIEFS AND EXPECTATIONS, ARE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE, EVENTS OR RESULTS AND INVOLVE POTENTIAL RISKS AND UNCERTAINTIES. ACCORDINGLY, ACTUAL RESULTS MAY DIFFER MATERIALLY. PRIME RETAIL, INC. UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

    IMPORTANT FACTS THAT MAY AFFECT THESE PROJECTIONS OR EXPECTATIONS INCLUDE, BUT ARE NOT LIMITED TO: GENERAL ECONOMIC AND BUSINESS CONDITIONS, WHICH WILL, AMONG OTHER THINGS, AFFECT DEMAND FOR OUTLET CENTER PROPERTIES, AVAILABILITY AND CREDITWORTHINESS OF PROSPECTIVE TENANTS, LEASE RENTS AND THE AVAILABILITY OF FINANCING; ADVERSE CHANGES IN THE REAL ESTATE MARKETS INCLUDING, AMONG OTHER THINGS, COMPETITION WITH OTHER COMPANIES, RISKS OF REAL ESTATE ACQUISITION AND DEVELOPMENT; GOVERNMENTAL ACTIONS AND INITIATIVES; AND ENVIRONMENTAL REQUIREMENTS, AND THE OTHER FACTORS DESCRIBED IN THIS PROSPECTUS UNDER THE HEADING "RISK FACTORS."

                            ABOUT PRIME RETAIL, INC.

    Prime Retail, Inc. is a self-administered and self-managed real estate investment trust ("REIT") engaged in the ownership, development, and management of factory outlet centers. We believe that we are the largest owner and operator of factory outlet centers in the United States. As of September 30, 1998, our portfolio consisted of 50 factory outlet centers in 26 states totaling approximately 14.0 million square feet of gross leasable area. As a fully-integrated real estate firm, we provide development, construction, finance, leasing, marketing and management services for all of the properties in our portfolio. Our properties are held and all of our business and operations are conducted through Prime Retail, L.P. (the "Operating Partnership"), which owns equity interests in various subsidiary partnerships. Prime Retail, Inc. controls the Operating Partnership as its sole general partner and is dependent upon the distributions or other payments from the Operating Partnership in order to meet its financial obligations.

    Prime Retail, Inc. is a Maryland corporation that was incorporated on November 12, 1997. Formerly known as Sky Merger Corp., we are the surviving company of the mergers of Former Prime and Horizon Group, Inc. into Sky Merger Corp. At the effective time of these mergers on June 15, 1998, the separate legal existence of each of Former Prime and Horizon Group, Inc. ceased, and Sky Merger Corp. was renamed "Prime Retail, Inc." Although, from a legal point of view, Sky Merger Corp. was the surviving company of the mergers, our business is largely conducted in the same manner as, and under the senior management of, Former Prime.

    Our executive offices are located at 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202, and our telephone number is (410) 234-0782.

                                  RISK FACTORS

    Set forth below are the risks that we believe are material to investors who purchase or own our securities.

ADVERSE CONSEQUENCES OF DEBT FINANCING

    Our business is subject to the risks normally associated with debt or preferred equity financing. For example:

    - Our cash flow may not be sufficient to make required payments of principal, interest and distributions.

    - Our existing indebtedness may not be refinanced or refinanced on terms as favorable as existing terms.

    - We may be unable to finance necessary capital expenditures.

    If we are unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to sell one or more of our properties on disadvantageous terms. These sales could result in losses and significantly reduce our cash available for distribution to shareholders. If economic conditions or other factors result in higher interest rates upon any refinancing, our interest expense would increase and adversely affect our ability to make shareholder distributions. Finally, if a property is mortgaged and we are unable to meet mortgage payments, the mortgagee could foreclose upon the property or pursue other remedies that result in a loss to our income and asset value.

DEPENDENCE ON EXTERNAL SOURCES OF CAPITAL

    To qualify as a REIT, we must distribute to our shareholders each year at least 95% of our REIT taxable income (excluding any net capital gain). Because of these distribution requirements and the amount of distributions we currently pay to our shareholders, we will not be able to fund all future capital needs, including capital for acquisitions, with income from operations. We therefore have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings and cash flow. Moreover, additional equity offerings may result in substantial dilution of shareholders' interests, and additional debt financing may substantially increase our leverage and adversely affect our debt service coverage ratios.

ADVERSE IMPACT OF OUR FAILURE TO CONTINUE TO QUALIFY AS A REIT

    We intend to qualify as a REIT for federal income tax purposes. A REIT generally is not subject to federal income tax at the corporate level on income which it currently distributes to its shareholders so long as it distributes at least 95% of its taxable income (excluding any net capital gain) each year.

    Many of the REIT requirements are highly technical and complex. The determination that we qualify as a REIT requires an analysis of various factual matters and circumstances which are not entirely within our control. The fact that we hold our assets in partnership form further complicates the application of the REIT requirements. Furthermore, Congress and the Internal Revenue Service might make changes to the tax laws and regulations, and the courts might issue new rulings, that might make it more difficult, or impossible, for us to remain qualified as a REIT.

    If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless entitled to relief under certain statutory provisions, we would be ineligible for qualification as a REIT for four years following the year in which we failed to qualify. Such disqualification would lower our net earnings available for investment or distribution to shareholders due to the additional tax liability. This likely would have a significant adverse affect on the value of our securities.

OWNERSHIP LIMITS NECESSARY TO MAINTAIN REIT QUALIFICATION

    For us to continue to qualify as a REIT, not more than 50% of the value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. Our charter contains certain restrictions on the ownership and transfer of our capital stock which are intended to prevent concentration of stock ownership. These restrictions, however, do not ensure that we will be able to satisfy the above requirement primarily, though not exclusively, as a result of fluctuations in values among the different classes of our capital stock. If we fail to satisfy such requirement, our status as a REIT will terminate, and we will not be able to prevent such termination.

    Our charter prohibits ownership of capital stock that, if effective, would result in:

    - Prime Retail, Inc. being "closely held" within the meaning of the Internal Revenue Code,

    - the outstanding shares of our capital stock being beneficially owned by fewer than 100 persons, or

    - Prime Retail, Inc. otherwise failing to qualify as a REIT.

    Our Board of Directors may exempt a person from this ownership limit under specified conditions. Absent an exemption or a waiver, any attempted transfer of shares to a person who, as a result of such transfer, would violate the ownership limitations set forth in our charter will be deemed void and the shares purportedly transferred would be converted into shares of a separate class of capital stock with no voting rights and no rights to distributions.

    The ownership limits may:

    - discourage a change of control of Prime Retail, Inc.,

    - deter tender offers for such shares, which offers may be attractive to our shareholders, or

    - limit the opportunity for stockholders to receive a premium over the then-prevailing market price for their shares.

ADVERSE EFFECT OF INABILITY TO PURSUE DEVELOPMENT ACTIVITIES; DEVELOPMENTS MAY
  NOT BE PROFITABLE

    We intend to continue to pursue development opportunities in the United States, Puerto Rico and Western Europe. In connection with these activities, we will incur risks in addition to those applicable to the ownership and operation of real estate. For example:

    - Development opportunities explored by us may be abandoned or delayed.

    - Construction costs of a project may exceed original estimates.

    - Occupancy rates and rents at a completed project will not be sufficient to make the project profitable.

    - We may be unable to obtain any required governmental approvals or permits.

    Problems encountered in our development activities may adversely affect our business, financial condition and results of operations as well as our ability to pay expected distributions to shareholders.

RISKS OF ACQUISITION ACTIVITIES

    We intend to continue to pursue acquisitions of factory outlet centers in the United States and abroad. Acquisitions of factory outlet centers, like that of commercial real estate, entail risks that the investment will fail to meet expectations. The success of our acquisition plans will depend on several factors, including

    - our ability to identify suitable acquisition opportunities,

    - our ability to successfully integrate acquired operations,

    - competition for acquisitions on acceptable terms, and

    - the financial performance of properties following acquisition.

    If we fail to achieve our acquisition plans or to integrate or operate acquired properties effectively, such failure could have a material adverse effect on our business, financial condition and results of operations as well as our ability to pay expected distributions to shareholders.

NO LIMITATION IN ORGANIZATIONAL DOCUMENTS ON INCURRENCE OF DEBT

    Our organizational documents do not contain any limitation on the amount of indebtedness we might incur. If we were to become more highly leveraged, the resulting increase in our debt service obligations could adversely affect our available cash flow and ability to make expected distributions to shareholders. This would also increase the risk of default on our obligations, including financial covenants contained in our debt and Preferred Stock instruments.

DECLINE IN DEVELOPMENT OF NEW CENTERS; COMPETITION; GENERAL RETAIL INDUSTRY
  RISKS

    DECLINE IN DEVELOPMENT OF NEW CENTERS. In recent years, the rate of growth in the development of new factory outlet centers has declined significantly. There can be no assurance that this trend in declining development will not continue, or that the development of newer factory outlet centers will increase in the future.

    COMPETITION FROM OTHER OUTLET CENTERS. There are numerous developers and real estate companies that are engaged in the development or ownership of outlet centers and are expected to compete with Prime Retail, Inc. in seeking merchants for outlet centers. This results in competition for attractive locations and for merchants who operate outlet center stores, particularly for those manufacturers featuring quality and designer brand name merchandise with proven customer drawing power.

    In addition, the development of an outlet center with a more convenient location or lower rents may attract our merchants or cause them to seek more favorable lease terms at or prior to renewal of their leases and, accordingly, may affect adversely the business, revenues and sales volume of our outlet centers.

    COMPETITION FROM TRADITIONAL FULL PRICE RETAILERS AND OTHERS. Most of the merchandise produced by manufacturers is sold through traditional full price retail channels, such as large department stores and other mass merchandisers. Manufacturers generally do not wish to jeopardize retail relationships by locating their outlet stores in locations that directly compete with traditional retailers. As a result, our outlet centers are typically constructed at least 20 miles from the nearest regional mall. These locations are generally less attractive to consumers because they tend to require more travel time. A reduction of pricing discounts by manufacturers, increased competition by traditional retailers or a perception by consumers that such pricing differentials are not significant would reduce the competitive advantage offered by outlet stores to consumers and, consequently, adversely affect the business, revenues and/or sales volume of our outlet centers. There can be no assurance that the outlet center business will not be adversely affected by other changes in the distribution and sale of retail goods, such as "off-price" retailers, direct mail and telemarketing and the emergence of direct sales through the internet.

    GENERAL RETAIL INDUSTRY RISKS. The outlet center market is a component of the retail industry. The retail industry is subject to external factors such as inflation, consumer confidence, unemployment rates and consumer tastes and preferences. In the event that the retail industry experiences down cycles, manufacturers and merchants of retail merchandise may experience economic difficulties and/or may be less likely to renew existing leases at outlet centers or to expand distribution channels into new outlet centers.

GENERAL REAL ESTATE INVESTMENT RISKS

    GENERAL. Investments in Prime Retail, Inc. will be subject to the risks incident to the ownership and operation of commercial retail real estate. These risks include:

    - changes in national and international economic or local market conditions,

    - competition for merchants from other retail properties, including other outlet centers,

    - changes in market rental rates,

    - the need to periodically renovate, repair and relet space and to pay the costs thereof, and

    - competition for shoppers from other retail venues, including the internet.

    Equity real estate investments are relatively illiquid compared to most financial assets and, therefore, tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. Substantially all of our owned properties are outlet centers. In addition, certain significant expenditures associated with each equity investment (such as debt service, real estate taxes and operating and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If any of our outlet centers fails to succeed, either because the concept of the outlet center has lost favor or because of poor results at an individual center, our ability to convert the center to an attractive alternative use or to sell the center to recoup our investment may be limited. Should such an event occur, our income and available cash flow would be adversely affected.

    BANKRUPTCY OF MERCHANTS. Because rental income will be a principal source of our operating revenue, our financial condition and results of operations would be adversely affected if a significant number of our merchants were unable to meet their lease obligations and if, following such defaults, we were unable to relet the space to new merchants on economically favorable terms. Moreover, the bankruptcy or insolvency of a single major merchant may have an adverse effect on the income produced by certain of our properties. In the event of default by a lessee, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and reletting such space in our properties.

    RENEWAL OF LEASES AND RELETTING OF SPACE. We will be subject to certain risks upon expiration of leases for space located in our properties. For example:

    - The leases may not be renewed.

    - The space may not be relet.

    - The terms of renewal or reletting (including the cost of required renovations or concessions to merchants) may be less favorable than current lease terms.

In general, the leases relating to our outlet centers have a term of five to seven years with an option to renew for a period equal to the length of the initial term. If we are unable to promptly relet or renew our leases for all or a substantial portion of the space currently leased, or if the rental rates upon such renewal or reletting are significantly lower than expected rates, or if our reserves for renovations and concessions prove inadequate, then our cash flow and, consequently, our ability to make expected distributions to shareholders may be adversely affected.

    UNINSURED LOSS. We intend to carry comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to our properties with policy specifications and insured limits customarily carried for similar properties. There are, however, types of losses from wars or, in certain locations, earthquakes that may be either uninsurable or not insurable on economically viable terms. Should an uninsured loss occur, we could lose our capital investment and/or the anticipated profits and cash flow from one or more properties.

LIMITS ON CHANGES IN CONTROL

    OWNERSHIP LIMITS. The ownership limits discussed above, as well as our ability to issue additional shares of common stock or other shares which may have rights and preferences senior to our common stock, may:

    - discourage a change of control of Prime Retail, Inc.,

    - deter tender offers for such shares, which offers may be attractive to our shareholders, or

    - limit the opportunity for stockholders to receive a premium over the then-prevailing market price for their shares that might otherwise exist if an investor were attempting to assemble a block of our capital stock in excess of the ownership limit or otherwise effect a change of control.

    STAGGERED BOARD. Our Board of Directors is divided into three classes of directors. The terms of the classes expire in 1999, 2000 and 2001, respectively. As the term of each class expires, directors for that class will be elected for a three-year term and the directors in the other two classes will continue in office. The staggered terms for directors may impede the shareholders' ability to change control of Prime Retail, Inc. even if a change in control were in the shareholders' interest.

    PREFERRED STOCK. Our charter authorizes the Board of Directors to issue up to 24,315,000 shares of preferred stock and to establish the preferences and rights, including the right to vote and the right to convert into shares of common stock, of any preferred stock issued. The power to issue preferred stock could have the effect of delaying or preventing a change in control of Prime Retail, Inc. even if a change in control were in the shareholders' interest.

    MARYLAND BUSINESS COMBINATION LAW. Provisions of Maryland law applicable to us prohibit business combinations (i) with any person who beneficially owns 10% or more of the voting power of outstanding shares, (ii) with an affiliate of us who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our outstanding voting shares (an "interested stockholder"), or (iii) with an affiliate of an interested stockholder. These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any such business combination must be recommended by our Board of Directors and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of our outstanding voting shares and
(b) two-thirds of the votes entitled to be cast by holders of our voting shares other than shares held by the interested stockholder. Such provisions could have the effect of inhibiting a change in control even if a change in control were in our shareholders' interest. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our Board of Directors prior to the time that the interested stockholder becomes an interested stockholder.

POSSIBLE LIABILITY RELATING TO ENVIRONMENTAL MATTERS

    Under various federal, state and local laws, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or under its property. These laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. The cost of any required remediation and the owner's liability therefor as to any property is generally not limited under such enactments and could exceed the value of the property and/or the aggregate assets of the owner. The presence of environmentally hazardous substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to obtain debt financing using such property as collateral. Moreover, such laws are subject to change and any such change may result in significant unanticipated expenditures, which could adversely affect our ability to pay distributions to shareholders.

INFLUENCE OF MR. MICHAEL W. RESCHKE

    Michael W. Reschke, the Chairman of the Board of Directors and one of our principal owners, is in a position to exercise significant influence over our affairs. Mr. Reschke, through various affiliates, also owns substantial interests in income producing properties unrelated to our operations. Mr. Reschke is a director and substantial owner of Horizon Group Properties, Inc. which owns and operates outlet centers. Under the terms of his employment agreement, Mr. Reschke is permitted to devote a considerable portion of his time to the management of such interests provided he is able to perform duties customary to his position as Chairman of the Board of Directors.

                                USE OF PROCEEDS

    Unless otherwise specified in a supplement to this prospectus used to offer specific securities, we intend to use the net proceeds from the sale of securities under this prospectus for general corporate purposes, including the development or acquisition of additional properties, the expansion and improvement of certain properties in our portfolio, and the repayment of certain indebtedness.

                RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                  PREFERRED STOCK DISTRIBUTIONS AND DIVIDENDS

    The following table sets forth the ratio of earnings to combined fixed charges and preferred stock distributions and dividends for Prime Retail, Inc. for the periods indicated.

                             PRIME RETAIL, INC.
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                                                                                        THE PREDECESSOR(1)
     NINE MONTHS                                                              --------------------------------------
 ENDED SEPTEMBER 30,
                              YEAR ENDED DECEMBER 31,        PERIOD MARCH 22     PERIOD JAN. 1        YEAR ENDED
----------------------  -----------------------------------   TO DEC. 31,        TO MARCH 21,       DECEMBER 31,
  1998        1997        1997        1996         1995           1994               1994                1993
---------     -----     ---------     -----        -----     ---------------  -------------------  -----------------
    1.05x          (2)      1.04x          (2)          (2)            (2)                (2)                 (2)

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(1) Reflects results of operations of eleven predecessor partnerships, the 40% interest in predecessor partnerships that previously owned two of the properties in our portfolio and the management and development operations acquired by us in connection with our initial public offering in March 1994.

(2) Earnings did not cover combined fixed charges and preferred stock distributions and dividends by $1,140,000 for the nine months ended September 30, 1997 and by $10,629,000, $11,312,000, and $4,423,000 for the
    years ended December 31, 1996, 1995, and 1993, respectively. For the period March 22, 1994 to December 31, 1994, earnings did not cover combined fixed charges and preferred stock distributions and dividends by $8,185,000. For the period January 1 to March 21, 1994, earnings did not cover combined fixed charges and preferred stock distributions and dividends by $2,366,000.

    For purposes of the foregoing computations, earnings consist of income
(loss) before minority interests less income from unconsolidated investment partnerships, plus fixed charges (excluding capitalized interest). Combined fixed charges and preferred stock dividends consist of interest costs whether expensed or capitalized and amortization of debt issuance costs and preferred stock dividends or distributions.

                 GENERAL DESCRIPTION OF THE OFFERED SECURITIES

    We may offer under this prospectus preferred stock, depository shares, preferred stock warrants, common stock, common stock warrants, or any combination of the foregoing, either individually or as units consisting of two or more such securities. The aggregate offering price of securities offered by this prospectus will not exceed $400,000,000. If securities offered by this prospectus are offered as units, the terms of the units will be set forth in a supplement to this prospectus.

                          DESCRIPTION OF COMMON STOCK

    As of December 1, 1998, we had issued and outstanding 42,736,742 shares of common stock, $0.01 par value per share (the "Common Stock"). Our board of directors (the "Board of Directors") has the authority to issue 107,263,258 additional shares of Common Stock.

    The outstanding shares of Common Stock are fully paid and nonassessable. Subject to the preferential rights of any other shares or series of shares and to the provisions of our Amended and Restated Articles of Incorporation (as amended, the "Charter") regarding preferred stock, including shares of 10.5% Series A Senior Cumulative Preferred Stock, $0.01 par value per share ("Series A Preferred Stock"), 8.5%

Series B Cumulative Participating Convertible Preferred Stock, $0.01 par value per share ("Series B Preferred Stock"), and Series C Cumulative Convertible Redeemable Preferred Stock, $0.01 par value per share ("Series C Preferred Stock"), and shares of Excess Stock, $0.01 par value per share ("Excess Stock"), holders of shares of Common Stock are entitled to receive distributions on such shares only when authorized and declared by the Board of Directors out of assets legally available for such purpose and to share ratably in the assets legally available for distribution to such holders in the event of the liquidation, dissolution or winding-up of Prime Retail, Inc. after payment of, or adequate provision for, all of its known debts and liabilities.

    We will not terminate our status as a REIT without the affirmative vote or consent of the holders of at least a majority of the shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock outstanding at the time, voting together as a single class, given in person or by proxy, either in writing or at a meeting.

    In general, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors and, except as otherwise required by law or except as provided with respect to any other class or series of shares, the holders of such shares will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

    Holders of shares of Common Stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe for any of our securities.

    In general, shares of a particular class of issued Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights.

    The Common Stock is listed on the NYSE under the trading symbol "PRT."

                         DESCRIPTION OF PREFERRED STOCK

    As of December 1, 1998, we had issued and outstanding 14,491,761 shares of preferred stock, $0.01 par value per share ("Preferred Stock"), consisting of 2,300,000 shares of Series A Preferred Stock, 7,828,125 shares of Series B Preferred Stock, and 4,363,636 shares of Series C Preferred Stock. The Board of Directors has the authority to issue 9,823,239 additional shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

PREFERRED STOCK GENERALLY

    The Board of Directors has the authority to issue additional shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series without further vote or action by the stockholders, subject to the rights of the holders of shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of shares of Common Stock might believe to be in their interests or in which holders of some, or a majority, of shares of Common Stock might receive a premium for their shares over the then market price of such shares.

OUTSTANDING PREFERRED STOCK


    SERIES A PREFERRED STOCK. The Series A Preferred Stock ranks senior to the Series B Preferred Stock, Series C Preferred Stock and Common Stock with respect to dividend rights and distributions upon liquidation, dissolution or winding-up. Holders of shares of Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of distributions, cumulative preferential cash distributions in an amount per share of Series A Preferred Stock equal to $2.625 per annum. Such distributions are cumulative from the date of original issuance and are payable quarterly in arrears on the fifteenth day of each March, June, September and December, or, if such day is not a business day, on the next succeeding business day. The shares of Series A Preferred Stock are not convertible or entitled to the benefit of any sinking fund. On and after March 31, 1999, we, at our option, may redeem the shares of Series A Preferred Stock for cash, in whole or in part, initially at a redemption price of $26.75 per share and thereafter at prices declining ratably to $25.00 per share on and after March 31, 2004, plus in each case accrued and unpaid distributions, if any, to the redemption date. Upon any voluntary or involuntary liquidation, dissolution or winding up of Prime Retail, Inc., the shares of Series A Preferred Stock are entitled to a liquidation preference of $25.00 per share, plus accrued and unpaid distributions to the date of payment, before any distribution of assets is made to holders of shares of Series B Preferred Stock, Series C Preferred Stock, Common Stock and any other class or series of our shares ranking junior to the Series A Preferred Stock as to liquidation rights. The Series A Preferred Stock is listed on the NYSE under the trading symbol "PRT.pra."


    SERIES B PREFERRED STOCK. The Series B Preferred Stock ranks senior to the Series C Preferred Stock and Common Stock with respect to dividend rights and distributions upon liquidation, dissolution or winding up. Subject to the preferential rights of Series A Preferred Stock, holders of shares of Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of distributions, cumulative preferential cash distributions in an amount per share of Series B Preferred Stock equal to the greater of (i) $2.125 per annum or (ii) the distributions on the number of shares of Common Stock, or fraction thereof, into which shares of Series B Preferred Stock are convertible. The amount referred to in clause (ii) above shall equal the number of shares of Common Stock, or fraction thereof, into which shares of Series B Preferred Stock are convertible, multiplied by the quarterly distributions declared or paid with respect to a share of Common Stock on or most recently prior to the applicable Series B Preferred Stock distribution payment date. Distributions on the Series B Preferred Stock are cumulative from the date of original issuance and are payable quarterly in arrears on the fifteenth day of each May, August, November and February, or, if such day is not a business day, on the next succeeding business day. The shares of Series B Preferred Stock are not entitled to the benefit of any sinking fund. On and after March 31, 1999, we, at our option, may redeem the shares of Series B Preferred Stock for cash, in whole or in part, initially at a redemption price of $27.125 per share and thereafter at prices declining ratably to $25.00 per share on and after March 31, 2004, plus in each case accrued and unpaid distributions, if any, to the redemption date. Upon any voluntary or involuntary liquidation, dissolution or winding up of Prime Retail, Inc., subject to the prior rights of any series of capital stock ranking senior to Series B Preferred Stock, the holders of shares of Series B Preferred Stock are entitled to a liquidation preference of $25.00 per share, plus accrued and unpaid distributions to the date of payment, before any distribution of assets is made to holders of shares of Series C Preferred Stock or Common Stock and any other class or series of our shares ranking junior to the Series B Preferred Stock as to liquidation rights. The Series B Preferred Stock is listed on the NYSE under the trading symbol "PRT.prb."


    Shares of Series B Preferred Stock are convertible at any time, at the option of the holder, unless previously redeemed, into shares of Common Stock at a conversion price of $20.90 per share of Common Stock, subject to adjustment. Shares of Series B Preferred Stock will be deemed to have been converted immediately prior to the close of business on the date such shares are surrendered for conversion and notice of election to convert the same is received by us. Upon conversion, no adjustment or prepayment will be made for distributions or dividends. No fractional shares of Common Stock will be issued upon conversion and, if the conversion results in a fractional interest, an amount will be paid in cash equal to the value of such fractional interest based on the market price of Common Stock on the last trading day prior to the date of conversion.

    SERIES C PREFERRED STOCK. The Series C Preferred Stock ranks senior to Common Stock with respect to dividend rights and distributions upon liquidation, dissolution or winding up. Subject to the preferential rights of Series A Preferred Stock and Series B Preferred Stock, holders of the shares of Series C Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of distributions, cumulative preferential cash distributions in an amount per share of Series C Preferred Stock equal to the greater of (i) $1.18 per annum or (ii) the regular cash distributions on the number of shares of Common Stock, or fraction thereof, into which shares of Series C Preferred Stock are convertible. The amount referred to in clause (ii) above shall equal the number of shares of Common Stock, or fraction thereof, into which shares of Series C Preferred Stock are convertible, multiplied by the most current quarterly distributions on a share of Common Stock on or before the applicable Series C Preferred Stock distribution payment date. Distributions on the Series C Preferred Stock are cumulative from the date of original issuance and are payable quarterly, when, and as declared by the Board of Directors, in arrears on the distribution payment date. The shares of Series C Preferred Stock are not entitled to the benefit of any sinking fund. On and after August 8, 2007, we, at our option, may redeem the shares of Series C Preferred Stock for cash, in whole at any time or from time to time in part out of funds legally available therefor at a redemption price of $13.75 per share, plus in each case accrued and unpaid distributions, if any, to the redemption date. Upon any voluntary or involuntary liquidation, dissolution or winding up of Prime Retail, Inc., subject to the prior rights of any series of capital stock ranking senior to Series C Preferred Stock, the holders of shares of Series C Preferred Stock are entitled to a liquidation preference of $13.75 per share, plus accrued and unpaid distributions to the date of payment, before any distribution of assets is made to holders of shares of Common Stock and any other class or series of our shares ranking junior to the Series C Preferred Stock as to liquidation rights.


    The shares of Series C Preferred Stock are convertible at any time, at the option of the holder, unless previously redeemed, into shares of Common Stock at a conversion price of $13.75 per share of Common Stock, subject to adjustment. Shares of Series C Preferred Stock will be deemed to have been converted immediately prior to the close of business on the date such shares are surrendered for conversion and notice of election to convert the same is received by us. Upon conversion, no adjustment or prepayment will be made for distributions or dividends. No fractional shares of Common Stock will be issued upon conversion and, if the conversion results in a fractional interest, an amount will be paid in cash equal to the value of such fractional interest based on the market price of Common Stock on the last trading day prior to the date of conversion.

    The preceding summary of the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is not complete and is qualified in its entirety by reference to the pertinent sections of our Charter.

ISSUANCE OF ADDITIONAL PREFERRED STOCK

    The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any prospectus supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our Charter and our Amended and Restated Bylaws (the "Bylaws") and any applicable amendment to our Charter designating terms of a series of Preferred Stock (a "Designating Amendment").

    The rights, preferences, privileges and restrictions of the Preferred Stock of each series will be fixed by the Designating Amendment relating to such series. A prospectus supplement, relating to each series, will specify the terms of the Preferred Stock as follows:

    (1) The title and stated value of such Preferred Stock;

    (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) The provision for a sinking fund, if any, for such Preferred Stock;

    (7) The provision for redemption, if applicable, of such Preferred Stock;

    (8) Any listing of such Preferred Stock on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof) and conversion period;

   (10) Whether interests in such Preferred Stock will be represented by Depository Shares;

   (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

   (12) A discussion of certain material federal income tax considerations applicable to such Preferred Stock;

   (13) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

   (14) Any limitation on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

   (15) Any limitations on direct or beneficial ownership and restrictions on transfer of such Preferred Stock, in each case as may be appropriate to preserve our status as a REIT.

                        DESCRIPTION OF DEPOSITORY SHARES

GENERAL

    We may issue receipts ("Depository Receipts") for shares of Preferred Stock represented by depository shares ("Depository Shares") each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in a supplement to this prospectus. Shares of Preferred Stock of each series represented by Depository Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among Prime Retail, Inc., the depository named therein (a "Preferred Stock Depository") and the holders from time to time of the Depository Receipts. Subject to the terms of the applicable Deposit Agreement, each owner of a Depository Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depository Shares evidenced by such Depository Receipt, to all the rights and preferences of the Preferred Stock represented by such Depository Shares (including dividend, voting, conversion, redemption and liquidation rights).

    The Depository Shares will be evidenced by Depository Receipts issued pursuant to the applicable Deposit Agreement. Immediately following our issuance and delivery of the Preferred Stock to a Preferred Stock Depository, we will cause such Preferred Stock Depository to issue, on our behalf, the Depository Receipts. Copies of the applicable form of Deposit Agreement and Depository Receipt may be obtained from us upon request, and the statements made hereunder relating to Deposit Agreements and the Depository Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depository Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

    A Preferred Stock Depository will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock to the record holders of Depository Receipts evidencing the related Depository Shares in proportion to the number of such Depository Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depository.

    In the event of a distribution other than in cash, a Preferred Stock Depository will be required to distribute property received by it to the record holders of Depository Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depository, unless such Preferred Stock Depository determines that it is not feasible to make such distribution, in which case such Preferred Stock Depository may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

    No distribution will be made in respect of any Depository Share to the extent that it represents any Preferred Stock which has been converted or exchanged.

WITHDRAWAL OF SHARES

    Upon surrender of the Depository Receipts at the corporate trust office of the applicable Preferred Stock Depository (unless the related Depository Shares have previously been called for redemption or converted), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the applicable Preferred Stock and any money or other property represented by the Depository Shares evidenced by such Depository Receipts. Holders of Depository Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depository Share as specified in a supplement to this prospectus, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depository Shares therefor. If the Depository Receipts delivered by the holder evidence a number of Depository Shares in excess of the number of Depository Shares representing the number of shares of Preferred Stock to be withdrawn, the applicable Preferred Stock Depository will be required to deliver to such holder at the same time a new Depository Receipt evidencing such excess number of Depository Shares.

REDEMPTION OF DEPOSITORY SHARES

    Whenever we redeem shares of Preferred Stock held by a Preferred Stock Depository, such Preferred Stock Depository will be required to redeem as of the same redemption date the number of Depository Shares representing shares of the Preferred Stock so redeemed, provided we shall have paid in full to such Preferred Stock Depository the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depository Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depository Shares are to be redeemed, the Depository Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depository Shares) or by any other equitable method determined by us that preserves our REIT status.

VOTING OF THE UNDERLYING PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, a Preferred Stock Depository will be required to mail the information contained in such notice of meeting to the record holders of the Depository Receipts evidencing the Depository Shares which represent such Preferred Stock. Each record holder of Depository Receipts evidencing Depository Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct such Preferred Stock Depository as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depository Shares. Such Preferred Stock Depository will be required to vote the amount of Preferred Stock represented by such Depository Shares in accordance with such instructions, and we will agree to take all reasonable action which may be deemed necessary by such Preferred Stock Depository in order to enable such Preferred Stock Depository to do so. Such Preferred Stock Depository will be required to abstain from voting the amount of Preferred Stock represented by such Depository Shares to the extent it does not receive specific instructions from the holders of Depository Receipts evidencing such Depository Shares. A Preferred Stock Depository will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of such Preferred Stock Depository.

LIQUIDATION PREFERENCE

    In the event of the liquidation, dissolution or winding up of Prime Retail, Inc., whether voluntary or involuntary, the holders of each Depository Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depository Share evidenced by such Depository Receipt, as set forth in a supplement to this prospectus.

CONVERSION OF PREFERRED STOCK

    The Depository Shares, as such, will not be convertible into shares of Common Stock or any other of our securities or property, except in connection with certain conversions in connection with the preservation of our status as a REIT. See "Restrictions on Ownership and Transfer of Capital Stock." Nevertheless, if so specified in a supplement to this prospectus relating to an offering of Depository Shares, the Depository Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depository with written instructions to such Preferred Stock Depository to instruct us to cause conversion of the Preferred Stock represented by the Depository Shares evidenced by such Depository Receipts into whole shares of Common Stock, other shares of our Preferred Stock or other shares of stock, and we will agree that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depository Shares evidenced by a Depository Receipt are to be converted in part only, a new Depository Receipt or Receipts will be issued for any Depository Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    Any form of Depository Receipt evidencing Depository Shares which will represent Preferred Stock and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between Prime Retail, Inc. and the applicable Preferred Stock Depository. However, any amendment that materially and adversely alters the rights of the holders of Depository Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depository Shares evidenced by the applicable Depository Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holder of Depository Receipts to surrender any Depository Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depository Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depository Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

    A Deposit Agreement will be permitted to be terminated by us upon not less than 30 days' prior written notice to the applicable Preferred Stock Depository if (i) such termination is necessary to preserve our status as a REIT or (ii) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon such Preferred Stock Depository will be required to deliver or make available to each holder of Depository Receipts, upon surrender of the Depository Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depository Shares evidenced by such Depository Receipts together with any other property held by such Preferred Stock Depository with respect to such Depository Receipts. We will agree that if a Deposit Agreement is terminated to preserve our status as a REIT, then we will use our best efforts to list the Preferred Stock issued upon surrender of the related Depository Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depository Shares thereunder shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of Prime Retail, Inc. and such distribution shall have been distributed to the holders of Depository Receipts evidencing the Depository Shares representing such Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into our stock not so represented by Depository Shares.

CHARGES OF PREFERRED STOCK DEPOSITORY

    We will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, we will pay the fees and expenses of a Preferred Stock Depository in connection with the performance of its duties under a Deposit Agreement. However, holders of Depository Receipts will pay the fees and expenses of a Preferred Stock Depository for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.

RESIGNATION AND REMOVAL OF PREFERRED STOCK DEPOSITORY

    A Preferred Stock Depository will be permitted to resign at any time by delivering to us notice of its election to do so, and we will be permitted at any time to remove a Preferred Stock Depository, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depository. A successor Preferred Stock Depository will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    A Preferred Stock Depository will be required to forward to holders of Depository Receipts any reports and communications from us which are received by such Preferred Stock Depository with respect to the related Preferred Stock.

    Neither a Preferred Stock Depository nor we will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. Our obligations and a Preferred Stock Depository under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the applicable Depository Shares), gross negligence or willful misconduct, and neither we nor any applicable Preferred Stock Depository will be obligated to prosecute or defend any legal proceeding in respect of any Depository Receipts, Depository Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. We and any Preferred Stock Depository will be permitted to rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depository Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

    In the event a Preferred Stock Depository shall receive conflicting claims, requests or instructions from any holders of Depository Receipts, on the one hand, and us, on the other hand, such Preferred Stock Depository shall be entitled to act on such claims, requests or instructions received from us.

                    DESCRIPTION OF THE WARRANTS TO PURCHASE
                        COMMON STOCK OR PREFERRED STOCK

    We have no warrants to purchase shares of Common Stock ("Common Stock Warrants") and warrants to purchase shares of Preferred Stock ("Preferred Stock Warrants" and together with Common Stock Warrants, the "Warrants") outstanding. We may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently or together with any other securities offered by any supplement to this prospectus and may be attached to or separate from such offered securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between Prime Retail, Inc. and a warrant agent specified in a supplement to this prospectus (the "Warrant Agent"). The Warrant Agent will act solely as our agent in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the a supplement to this prospectus relating to the issuance of any Warrants.

    A supplement to this prospectus will describe the terms of the Warrants in respect of which this prospectus is being delivered including, where applicable, the following:

    (1) The title of such Warrants;

    (2) The aggregate number of such Warrants;

    (3) The price or prices at which such Warrants will be issued;

    (4) The designation, terms and number of shares of Preferred Stock or Common Stock purchasable upon exercise of such Warrants;

    (5) The designation and terms of the offered securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such offered security;

    (6) The date, if any, on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable;

    (7) The price at which each share of Preferred Stock or Common Stock purchasable upon exercise of such Warrants may be purchased;

    (8) The date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

    (9) The minimum or maximum amount of such Warrants which may be exercised at any one time;

    (10) Information with respect to book-entry procedures, if any;

    (11) A discussion of certain Federal income tax considerations; and

    (12) Any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants. The exercise of any such Warrants will be subject to and limited by the transfer and ownership restrictions in our Charter. See "Restrictions on Ownership and Transfer of Capital Stock."

            RESTRICTIONS ON OWNERSHIP AND TRANSFER OF CAPITAL STOCK

    Our Charter contains restrictions on the number of shares of our capital stock that shareholders may own. For us to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of our outstanding capital stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals at any time during the last half of a taxable year other than the first taxable year for which the election to be taxed as a REIT has been made. Our capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Our Board of Directors may, subject to the receipt of representations as required by our Charter and a ruling from the IRS or an opinion of counsel satisfactory to the Board of Directors, waive the ownership restrictions with respect to a holder if such waiver will not jeopardize our status as a REIT.

    In general, no holder may own, either directly or constructively under the applicable attribution rules of the Code, more than 9.9% of the outstanding shares of our Common Stock (the "Common Ownership Limit"). The Common Ownership Limit will not apply, however, to holders who acquire shares of Common Stock in excess of the Common Ownership Limit as a result of the conversion of shares of Series B Preferred Stock; provided, however, that no such holder may own an interest in any of our tenants, which exceeds, in the case of a tenant that is a corporation, 9.9% of the total voting stock of such tenant or 9.9% of the total number of shares of all classes of stock of such tenant, or, in the case of a tenant that is not a corporation, a 9.9% interest in the assets or net profits of such tenant.

    In general, no holder may acquire, either directly or constructively under the applicable attribution rules of the Code, or beneficially own shares of Series B Preferred Stock if, as a result of such acquisition or beneficial ownership, such holder beneficially owns shares of our capital stock in excess of 9.9% of the value of our outstanding capital stock in excess of 9.9% of the value of our outstanding capital stock (the "Series B Preferred Ownership Limit"). There are no restrictions on the ability of a holder of shares of Series B Preferred Stock to convert such shares into Common Stock even if, as a result of such conversion, the holder will own shares of Common Stock in excess of the Common Ownership Limit. However, no person may acquire or own shares of Series B Preferred Stock or Common Stock to the extent that the aggregate of the shares of Common Stock owned by such holder and issuable to such holder upon conversion of all of the shares of Series B Preferred Stock then owned by such holder, assuming that all of the outstanding shares of Series B Preferred Stock were converted into shares of Common Stock at such time, exceeds 9.9% of the total shares of Common Stock on a fully diluted basis. In making such calculation, we take into account shares of Common Stock outstanding and issuable upon conversion of all of the outstanding shares of Series B Preferred Stock but excluding shares of Common Stock issuable in exchange for common units of Prime Retail, L.P.

    In addition, no holder may own or acquire, either directly or constructively under the applicable attribution rules of the Code, any shares of any class of our capital stock if such ownership or acquisition (i) would cause more than 50% in value of our outstanding stock to be owned, either directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals, (ii) would result in our shares being beneficially owned by less than 100 persons, or (iii) would otherwise result in our failing to qualify as a REIT.

    If any shareholder attempts to transfer our capital stock to a person and either the transfer would result in our failing to qualify as a REIT, or such transfer would cause the transferee to hold capital stock in excess of an applicable ownership limit, such transfer will be voided. In addition, the shareholder attempting to make such a transfer will be deemed to have transferred such capital stock to us in exchange for shares of Excess Stock of the same class or classes. In addition, if any person owns, either directly or under the applicable attribution rules of the Code, shares of our capital stock in excess of an applicable ownership limit, such person will be deemed to have exchanged the shares of capital stock that cause the applicable ownership limit to be exceeded for an equal number of shares of Excess Stock of the appropriate class. A person who holds shares of Excess Stock will not be entitled to vote such shares and will not be entitled to receive any dividends or distributions with respect to such shares. Any dividend or distribution paid on shares of capital stock prior to our discovery that such shares have been exchanged for shares of Excess Stock shall be repaid us upon our demand, and any dividend or distribution declared but unpaid shall be rescinded.

    Any person who holds shares of Excess Stock shall have the right to designate a transferee of such shares so long as consideration received for designating such transferee does not exceed a price (the "Limitation Price") that is equal to the lesser of (i) in the case of a deemed exchange for shares of Excess Stock resulting from proposed transfer, the price paid for the shares in such transfer or, in the case of a deemed exchange for shares of Excess Stock resulting from some other event, the fair market value, on the date of the deemed exchange, of the shares deemed exchanged, or (ii) the fair market value of the shares for which such shares of Excess Stock will be deemed to be exchanged on the date of the designation of the transferee. Shares of Excess Stock so transferred will automatically be deemed reexchanged for the appropriate shares of capital stock. In addition, we will have the right to purchase shares of Excess Stock for a period of 90 days at a price equal to the Limitation Price.

    An automatic redemption will occur to prevent any violation of the Series B Preferred Ownership Limit that would otherwise result from a conversion of shares of Series B Preferred Stock, or our redemption or open market purchase of shares of Series B Preferred Stock (each a "Company Induced Event"). If the Company Induced Event involves a proposed acquisition of shares of Series B Preferred Stock, the redemption price of each share of Series B Preferred Stock redeemed will equal the price per share paid for the shares of Series B Preferred Stock. If the Company Induced Event does not involve an acquisition in which the full value was paid for such shares of Series B Preferred Stock, the redemption price will equal the fair market value of the Series B Preferred Stock. Our Board of Directors shall have authority to waive the requirements that shares of Excess Stock be issued or that we redeem shares of Series B Preferred Stock as a result of a Company Induced Event if such issuance or redemption would in the opinion of nationally recognized tax counsel jeopardize our status as a REIT for federal income tax purposes.

    If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decisions, statute, rule or regulation, then the intended transferee of any shares of Excess Stock may be deemed, at our option, to have acted as an agent on our behalf in acquiring such shares of Excess Stock and to hold such shares of Excess Stock on our behalf.

    All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

    Every owner of more than 5%, or such lower percentage as required by the Code or regulations thereunder, of the issued and outstanding shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock must file a written notice with us containing the information specified in our Charter no later than January 30 of each year. Furthermore, each shareholder shall upon demand be required to disclose to us in writing such information as we may request in order to determine the effect of such shareholder's direct, indirect and constructive ownership of such capital stock on our status as a REIT.

    The foregoing ownership limitations may have the effect of precluding acquisition of our control without the consent of our Board of Directors, and consequently, shareholders may be unable to realize a premium for their shares over the then prevailing market price which is customarily associated with such acquisitions.


                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS



GENERAL



    The following discussion summarizes the material federal income tax considerations to us and our shareholders resulting from our treatment as a REIT. The following discussion was prepared based on consultation with Winston & Strawn, our special tax counsel. In the opinion of Winston & Strawn, the following discussion, to the extent it constitutes matters of law or legal conclusions, is accurate in all material respects. Opinions of counsel are not binding on the Internal Revenue Service ("IRS"). Thus, there can be no assurance that the IRS or a court will agree with the following discussion and positions described therein, or that the IRS or a court will not seek to challenge such positions, which challenge may be sustained.



    The statements in this summary are based on current provisions of the Code, final, temporary and proposed regulations promulgated thereunder (such regulations are hereafter referred to as the "Treasury Regulations"), current administrative interpretations, and court decisions as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations, and court decisions will not change the law, and thereby affect the accuracy of this discussion. Any such change in law could apply retroactively. This discussion does not constitute tax advice to any person. The discussion contained herein does not address all aspects of federal income taxation that may be relevant to particular holders in light of their personal investment or tax circumstances, or to some types of holders (including, without limitation, insurance companies, financial institutions, broker-dealers, persons whose functional currency is other than the United States dollar, persons who hold the capital stock as part of a straddle, hedging, or conversion transaction or, except as specifically described herein, tax-exempt entities and foreign persons) who are subject to special treatment under the federal income tax laws. In addition, this discussion is generally limited to investors who will hold our capital stock as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code.



    This summary of Material Federal Income Tax Consequences is divided into two parts. The first part, captioned "Taxation of Prime Retail, Inc.," describes our tax treatment as a REIT. The summary attempts to describe the complex technical requirements which we must satisfy in order to qualify as a REIT. Our failure to meet those requirements could result in our income becoming taxable in the same manner as any regular C corporation. Our resulting tax liability if we failed to meet the REIT requirements would have a significant adverse affect on an investment in the securities offered by this prospectus. See "--Failure to Qualify" below. In addition, even if we do qualify as a REIT, various federal income taxes may still be imposed on us as are described in the summary. The second part of this summary of Material Federal Tax Consequences, captioned "Taxation of Our Shareholders," describes the material tax consequences to purchasers of the securities offered by this prospectus.



    The following summary is not intended to be comprehensive. Except where indicated, the discussion below describes general federal income tax considerations applicable to individuals who are citizens or residents of the United States, and therefore has limited application to other holders.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OR IT OF THE ACQUISITION, OWNERSHIP AND SALE OF CAPITAL STOCK AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS. THE FOLLOWING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING.



TAXATION OF PRIME RETAIL, INC.



REIT TAXATION



    For any taxable year in which we qualify as a REIT, we generally will not be subject to federal corporate income tax on that portion of our REIT taxable income or capital gain which is currently distributed to our shareholders. The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its shareholders in calculating its taxable income. This deduction for dividends paid to shareholders substantially eliminates the "double taxation" on earnings (at both the corporate and shareholder levels) that generally results from the use of corporate investment vehicles.



    Even if we continue to qualify for taxation as a REIT, we may be subject to federal income tax in some circumstances:



    - First, we will be taxed at regular corporate rates on any undistributed REIT taxable income and undistributed net capital gains.



    - Second, under some circumstances, we may be subject to the corporate alternative minimum tax on our items of tax preference, if any.



    - Third, if we have (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we will be subject to tax on such income at the highest regular corporate rate, which is currently 35%.



    - Fourth, if we have net income from prohibited transactions, such income will be subject to a 100% tax. A prohibited transaction generally includes sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property.



    - Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because some other requirements are met, we will be subject to a 100% tax on the greater of the amount by which we fail the 75% or the 95% test, multiplied by a fraction intended to reflect our profitability.



    - Sixth, if we should fail to distribute for each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. However, to the extent we elect to retain and pay income tax on net long-term capital gains we received during the year such amounts will be treated as having been distributed for purposes of the 4% excise tax.



    - Finally, if we acquire any asset from a C corporation subject to full corporate level tax in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and we subsequently recognize gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which the asset was acquired by us, then, pursuant to guidelines issued by the IRS, the C corporation from which we acquired the asset will be taxable on the amount of gain that would have been realized if the C corporation had liquidated on the last day before the date on which we acquired the asset. Alternatively, we may elect, in lieu of the treatment described above, to be subject to tax at the highest regular corporate tax rate on the excess, if any, of (i) the fair market value of the asset as of the beginning of the applicable Recognition Period, over (ii) our adjusted basis in such asset as of the beginning of such Recognition Period (i.e., the "built-in gain"). We also will be taxed on any built-in gains during the Recognition Period attributed to the disposition of assets of an acquired corporation which is a "qualified REIT subsidiary."



    If we invest in properties in foreign countries, our profits from such investments will generally be subject to tax in the countries where such properties are located. The precise nature and amount of any such taxation will depend on the laws of the countries where the properties are located. If we satisfy the annual distribution requirements for qualification as a REIT and therefore are not subject to federal corporate income tax on that portion of our ordinary income and capital gain that is currently distributed to our shareholders, we will generally not be able to recover the cost of any foreign tax imposed on profits from our foreign investments by claiming foreign tax credits against our U.S. tax liability on such profits. Moreover, because we are a REIT, we are not able to pass foreign tax credits through to our shareholders.



REQUIREMENTS FOR REIT QUALIFICATION



    In order to qualify as a REIT, we must have met and continue to meet the requirements, discussed below, relating to our organization, the sources of our gross income, the nature of our assets, and the level of distributions to our shareholders.



    ORGANIZATION REQUIREMENTS. The Code requires that a REIT be a corporation, trust, or association:



    (1) which is managed by one or more trustees or directors;



    (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;



    (3) which would be taxable as a domestic corporation but for compliance with the REIT requirements;



    (4) which is neither a financial institution nor an insurance company as defined in the Code;



    (5) which uses the calendar year as its taxable year;



    (6) the beneficial ownership of which is held by 100 or more persons;



    (7) at any time during the last half of each taxable year not more than 50% in value of the outstanding stock or shares of beneficial interest of which is owned, directly or indirectly through the application of attribution rules, by or for five or fewer individuals (as defined in the Code to include certain entities);



    (8) files or has filed with its tax return an election to be a REIT and such election has not been terminated or revoked; and



    (9) which meets other tests, described below, regarding the nature of its income and assets and distribution requirements.



The Code provides that conditions (1) through (5), inclusive, must be met during the entire taxable year and that condition (6) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.



    SHARE OWNERSHIP TEST. Our capital stock must be held by a minimum of 100 persons for at least 335 days of a taxable year that is 12 months, or during a proportionate part of a taxable year of less than 12 months. In addition, no more than 50% in value of our capital shares may be owned, directly or indirectly and by applying constructive ownership rules, by five or fewer individuals during the last half of each taxable year (the "5/50 Rule"), other than during the first taxable year for which the REIT election is made. We believe that we have satisfied both of these tests, and that we will continue to do so. In order to help comply with the second of these tests, we have placed restrictions on the transfer of our capital stock that are intended to prevent further concentration of share ownership. See "Restrictions on Ownership and Transfer of Capital Stock."



    OWNERSHIP OF A PARTNERSHIP INTEREST. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the assets of the partnership corresponding to the REIT's capital interest in such partnership and is deemed to earn such proportionate share of the income of the partnership. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the REIT requirements, including satisfying the gross income tests and the asset tests. Accordingly, our proportionate share of the assets, liabilities and items of income of the Operating Partnership, including its proportionate share of the assets, liabilities and items of income of each property partnership, are treated as our assets, liabilities and items of income for purposes of applying the REIT requirements, provided that the Operating Partnership and each of the property partnerships are treated as partnerships for federal income tax purposes.



    QUALIFIED REIT SUBSIDIARY. If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," within the meaning of section 856(i) of the Code, that subsidiary is disregarded for federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of the subsidiary are treated as assets, liabilities and such items of the REIT itself. A "qualified REIT subsidiary" is a corporation all of the capital stock of which is owned by the REIT. However, if an existing corporation is acquired by a REIT and becomes a "qualified REIT subsidiary" of such REIT, all of its pre-acquisition earnings and profits must be distributed before the end of the REIT's taxable year. Any corporation which we form directly to act as a general partner in any of the property partnerships will be a "qualified REIT subsidiary" and thus all of such subsidiary corporation's assets, liabilities, and items of income, deduction, and credit will be treated as our assets, liabilities, and items of income, deduction and credit.



    ASSET TESTS. At the close of each quarter of our taxable year, we also must satisfy three tests relating to the nature of our assets:



    - First, at least 75% of the value of our total assets, including our allocable share of assets held by the Operating Partnership and each property partnership in which it is a partner, must be represented by real estate assets, cash, cash items and U.S. government securities. For this purpose, real estate assets include stock or debt instruments held for not more than one year purchased with proceeds of a stock offering or a long-term (at least five years) debt offering.



    - Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class.



    - Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one issuer's outstanding voting securities.



By virtue of our partnership interest in the Operating Partnership, we will be deemed to own for purposes of the three asset tests our pro rata share of the assets of the Operating Partnership, and the assets of each property partnership in which it is a partner. We, either directly or indirectly through the Operating Partnership, own equity interests in corporations other than qualified REIT subsidiaries. We do not believe that our direct or pro rata share of the stock or securities of such corporations exceeds 5% of the total value of our assets or constitutes more than 10% of any one issuer's outstanding voting securities. No independent appraisals, however, will be obtained to support this conclusion.

    After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy any of the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance.



    INCOME TESTS. To maintain our qualification as a REIT, we must satisfy two gross income requirements annually:



    - First, at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property" and, in some circumstances, interest, or from some types of temporary investments.



    - Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from such real property investments and from dividends, interest, and gain from the sale or disposition of stock or securities or from any combination of the foregoing.



    Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met:



    - First, the amount of rent received or accrued with respect to any property must not be based in whole or in part on the income or profits derived by any person from such property, although an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of gross receipts or gross sales. Rents received from a tenant that are based on the tenant's income from the property will not be treated as rents based on income or profits and thus excluded from the term "rents from real property" if the tenant derives substantially all of its income with respect to such property from the leasing or subleasing of substantially all of such property, provided that the tenant receives from subtenants only amounts that would be treated as rents from real property if received directly by a REIT.



    - Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant").



    - Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."



    - Finally, a REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through "an independent contractor" from whom the REIT derives no income. However, we, or our affiliates, are permitted to directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered for the convenience of the occupant of the property. A DE MINIMIS exception allows a REIT to provide non-customary services to its tenants and not disqualify income as rents from real property so long as the value of the impermissible services does not exceed 1% of the gross income for the property. For these purposes, the amount we receive that is attributable to impermissible services may not be valued at less than 150% of our direct cost of providing these services.

    Substantially all of our gross income is attributable to investments in real property and specifically to rents attributable to and gains from the disposition of real property. We believe that we do not receive rents based on the net income or profits of a tenant. Moreover, we believe that we do not receive rents in excess of a DE MINIMIS amount from a Related Party Tenant. We also believe that we do not receive any rent attributable to personal property leased in connection with a lease of real property that exceeds 15% of the total rents received under any such lease.



    The Operating Partnership provides some services with respect to its properties, but does not satisfy the "independent contractor" requirements described above. To the extent necessary to preserve our REIT status, the Operating Partnership will arrange to have services provided by independent contractors from whom we or the Operating Partnership do not derive or receive any income.



    The Operating Partnership also receives fees in exchange for the performance of usual and customary services relating to properties not owned entirely by it. The ratable portion of these fees attributable to the part of the property not owned by the Operating Partnership does not constitute qualifying income under the 75% or 95% gross income tests. The remainder of these fees is ignored under the 75% and 95% gross income test so long as we have a significant interest in such property. We believe that the aggregate amount of such nonqualifying fees and any other nonqualifying income in any taxable year will not exceed the limits on nonqualifying income under the gross income tests described above.



    We intend to monitor the potential amount of nonqualifying income in the future and to take action to avoid jeopardizing our REIT qualification. We may for instance transfer some nonqualifying activities to a taxable corporation from which we would receive dividends. If this should occur, the Operating Partnership would be entitled to receive dividends as a stockholder of such corporation. The amount of dividends available for distribution to us would be reduced below the comparable amount of fee income that would otherwise be received by the Operating Partnership because such a corporation would be subject to a corporate level tax on its taxable income, thereby reducing the amount of cash available for distribution. Furthermore, we would be required to structure the stock interest owned by the Operating Partnership in such a corporation to ensure that the various asset tests described above were not violated (i.e., the Operating Partnership would not own more than 10% of the voting securities of such corporation and the value of the stock interest would not exceed 5% of the value of our total assets).



    If we fail to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under some provisions of the Code. These relief provisions will be generally available if:



    (1) our failure to meet such test(s) was due to reasonable cause and not due to willful neglect,



    (2) we reported the nature and amount of each item of our income included in the test(s) for such taxable year on a schedule attached to our return, and



    (3) any incorrect information on the schedule was not due to fraud with intent to evade tax.



It is not possible, however, to state whether, in all circumstances, we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally earn exceeds the limits on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. Even if these relief provisions apply, we will still be subject to a 100% tax on the greater of the amount by which we fail the 75% or the 95% test, multiplied by a fraction intended to reflect our profitability.



    ANNUAL DISTRIBUTION REQUIREMENTS. To qualify as a REIT, we are required to make dividend distributions, other than capital gain dividends, to our shareholders each year in an amount at least equal to:



    (1) the sum of (a) 95% of our REIT taxable income, computed without regard to the dividends paid deduction and any net capital gain and (b) 95% of the net income (after tax), if any, from foreclosure property, minus

    (2) the sum of items of non-cash income.



Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. A distribution which is not pro rata within a class of beneficial interest entitled to a dividend or which is not consistent with the rights to distributions between classes of beneficial interest (a "preferential dividend") is not taken into consideration for the purpose of meeting the distribution requirement. Accordingly, the payment of a preferential dividend could affect our ability to meet this distribution requirement.



    To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. Furthermore, if we should fail to distribute for each calendar year at least the sum of:



    (1) 85% of our REIT ordinary income for such year,



    (2) 95% of our REIT capital gain net income for such year, plus



    (3) any undistributed taxable income from prior periods,



we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. However, to the extent we elect to retain and pay income tax on net long-term capital gains we received during the year such amounts will be treated as having been distributed for purposes of the 4% excise tax.



    We intend to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Third Amended and Restated Agreement of Limited Partnership of Prime Retail, L.P. authorizes us, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements. It is possible that we may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to, for example, the payment of principal on debt or to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT taxable income on the other hand. We will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary, will borrow funds (or cause the Operating Partnership or other of our subsidiaries to borrow funds) in order to satisfy the distribution requirement.



FAILURE TO QUALIFY



    If we fail to meet the 95% distribution requirement as a result of an adjustment to our tax return by the IRS upon audit, we may retroactively cure the failure by paying "deficiency dividends" to our shareholders in a later year, which may then be included in our deduction for dividends paid for the earlier year. We may thus be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends. If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be required and, if made, will not be deductible. As a result, our failure to qualify as a REIT will reduce the cash available for distribution to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to our shareholders will be taxable as ordinary dividend income to the extent of our then current and accumulated earnings and profits, and, subject to limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we also will be ineligible for qualification as a REIT during the four taxable years following the year during which qualification was lost. It is not possible to determine whether we would be entitled to such statutory relief in all circumstances.



TAXATION OF OUR SHAREHOLDERS



TAXABLE U.S. SHAREHOLDERS



    As used in this summary of Material Federal Income Tax Consequences, the term "U.S. Shareholder" means a holder of our capital stock who for United States federal income tax purposes:



    (1) is a citizen or resident of the United States,



    (2) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof,



    (3) is a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, or



    (4) is an estate subject to taxation in the United States, regardless of its source of income.



    DISTRIBUTIONS BY PRIME RETAIL, INC. As long as we qualify as a REIT, distributions made to our U.S. Shareholders with respect to their shares out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for such shareholders that are corporations. Dividends that are designated as capital gain dividends generally will be taxed as long-term capital gains to the extent that they do not exceed our actual net capital gain for the taxable year and without regard to the period for which the shareholder has held our capital stock. However, corporate shareholders may be required to treat up to 20% of capital gain dividends as ordinary income. In addition, any dividend declared by us in October, November or December of any year and payable to a shareholder of record on a specific date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by us on or before January 31 of the following calendar year. Holders of our capital stock may not include in their individual income tax returns any of our net operating losses or capital losses.



    To the extent that we make distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the holder of our capital stock, reducing the tax basis of such shareholder's securities by the amount of such distribution (but not below zero), with distributions in excess of the shareholder's tax basis taxable as capital gains (if the securities are held as a capital asset). It is not possible to predict whether we will make distributions in excess of current and accumulated earnings and profits which would be taxed as a return of capital.



    For our taxable years that begin on or after January 1, 1998, we may elect to retain and pay income tax on our net long-term capital gain attributable to such taxable year. If we make this election, our shareholders will be required to include in their income as long-term capital gain their proportionate share of such amount so designated by us. A shareholder will be treated as having paid his or her share of the tax paid by us in respect of such amount so designated by us, for which such shareholder will be entitled to a credit. Additionally, each shareholder's adjusted basis in its shares will be increased by the excess of the amount so includible in income over the tax deemed paid on such amount. We must pay tax on the designated long-term capital gain within 30 days of the close of any taxable year in which we designate long-term capital gain pursuant to this rule, and must mail a written notice containing the relevant tax information to our shareholders within 60 days of the close of the taxable year.



    DISPOSITIONS OF SHARES. Upon any sale or other disposition of our capital stock, the holder will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition, and (ii) the holder's adjusted basis in the shares. Such gain or loss will generally be capital gain or loss. The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against noncorporate taxpayers' ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward indefinitely by noncorporate taxpayers. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.



    The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Act"), which was recently passed by Congress and signed into law by the President, alters the holding period for taxation of capital gain income for individuals and for some trusts and estates. Pursuant to the Taxpayer Relief Act of 1997 (the "1997 Act"), gain from the sale or exchange of investments held for more than 18 months was taxed at a maximum capital gain rate of 20%. Gain from the sale or exchange of those investments held for 18 months or less, but for more than one year, was taxed at a maximum capital gain rate of 28%. The 1997 Act also provided for a maximum rate of 25% for "unrecaptured section 1250 gain" recognized on the sale or exchange of real estate assets. Pursuant to the 1998 Act, property held for more than one year (rather than 18 months) will be eligible for the 20% and 25% capital gains rates discussed above. The 1998 Act applies to amounts taken into account on or after January 1, 1998.



    On November 10, 1997, the IRS issued Notice 97-64, which provided generally that a REIT may classify portions of its designated capital gain dividends as:



    - a 20% rate gain distribution (which would be taxed as capital gain in the 20% group),



    - an unrecaptured Section 1250 gain distribution (which would be taxed as capital gain in the 25% group), or



    - a 28% rate gain distribution (which would be taxed as capital gain in the 28% group).



Under Notice 97-64, if no designation is made, the entire designated capital gain dividend will be treated as a 28% rate capital gain distribution. Notice 97-64 provides that a REIT must determine the maximum amounts which it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income was subject to a marginal tax rate of at least 28%. Notice 97-64 has not yet been modified to incorporate the changes made to holding periods under the 1998 Act.



    In general, any loss upon a sale or other disposition of securities by a shareholder who has held such securities for six months or less (after applying holding period rules) will be treated as a long-term capital loss, to the extent distributions received by such shareholder were required to be treated by such holder of our capital stock as long-term capital gains.



TAX-EXEMPT SHAREHOLDERS



    Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are not subject to federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Section 512(a) of the Code ("UBTI"). Any distributions we make to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its securities with "acquisition indebtedness" within the meaning of the Code and the securities are not otherwise used in an unrelated trade or business of the tax-exempt entity.



    In addition, some pension trusts that own more than 10% of a "pension-held REIT" may be required to report a portion of the distribution that they receive from such a REIT as UBTI. A REIT will be treated as a "pension-held REIT" if the REIT is predominantly held by tax-exempt pension funds and if the REIT would otherwise fail to satisfy the "5/50 Rule" discussed above, see "--Requirements for REIT Qualification--Organizational Requirements" if the stock or beneficial interests of the REIT held by such tax-exempt pension funds were not treated as held directly by their respective beneficiaries. A REIT is predominantly held by tax-exempt pension funds if at least one tax-exempt pension fund holds more than 25% (measured by value) of the REIT's stock or beneficial interests, or if one or more tax-exempt pension funds (each of which owns more than 10% (measured by value) of the REIT's stock or beneficial interests) own in the aggregate more than 50% (measured by value) of the REIT's stock or beneficial interests. We do not expect to be treated as a pension-held REIT for purposes of this rule. However, because certain classes of our capital stock will be publicly traded, no assurance can be given that we are not or will not become a pension-held REIT.



NON-U.S. SHAREHOLDERS



    The following is a discussion of some anticipated U.S. federal income tax consequences of the ownership and disposition of our capital stock applicable to Non-U.S. Shareholders of such securities. Non-U.S. Shareholders include all holders other than U.S. Shareholders as defined above. This summary discussion is based on current law and is for general information only. NON-U.S. HOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN LEGAL AND TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, AND LOCAL INCOME TAX AND OTHER CONSEQUENCES OF CONTINUING TO HOLD THEIR SHARES.



    In general, Non-U.S. Shareholders are subject to regular United States income tax with respect to their investment in our capital stock in the same manner as a U.S. Shareholder if such investment is "effectively connected" with the Non-U.S. Shareholder's conduct of a trade or business in the United States. A corporate Non-U.S. Shareholder that receives income with respect to its investment in our capital stock that is (or is treated as) effectively connected with the conduct of a trade or business in the United States also may be subject to the 30% branch profits tax imposed by the Code, which is payable in addition to regular United States corporate income tax. The following discussion addresses only the United States taxation of Non-U.S. Shareholders whose investment in our capital stock is not effectively connected with the conduct of a trade or business in the United States.



    ORDINARY DIVIDENDS. Any distributions we make that are not attributable to gain from the sale or exchange by us of United States real property interests and that we do not designate as capital gain dividends will be treated as ordinary income dividends to the extent made out of our current or accumulated earnings and profits. Generally, such ordinary income dividends will be subject to United States withholding tax at the rate of 30% on the gross amount of the dividend paid unless reduced or eliminated by an applicable United States income tax treaty. We currently expect to withhold United States income tax at the rate of 30% on the gross amount of any such dividends paid to a Non-U.S. Shareholder unless a lower treaty rate applies and the Non-U.S. Shareholder has filed an appropriate IRS Form with us, certifying the Non-U.S. Shareholder's entitlement to treaty benefits. The IRS has issued final regulations regarding the backup withholding rules as applied to Non-U.S. Shareholders. These regulations alter the current system of backup withholding compliance and are effective for distributions made after December 31, 1999. We will withhold in accordance with these new regulations when they become effective.



    NON-DIVIDEND DISTRIBUTIONS. Unless our capital stock constitutes a United States Real Property Interest (a "USRPI"), any distributions we make in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to each Non-U.S. Shareholder, reducing the adjusted basis which such Non-U.S. Shareholder has in our capital stock for U.S. tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a Non-U.S. Shareholder's adjusted basis in his shares being treated as gain from the sale or exchange of such shares, the tax treatment of which is described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of our current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to a dividend distribution. However, the Non-U.S. Shareholder may seek a refund from the IRS of any amount withheld if it is subsequently determined that such distribution was, in fact, in excess of our then current and accumulated earnings and profits.



    If our capital stock constitutes a USRPI, such distributions will be subject to 10% withholding and taxed pursuant to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at a rate of 35% to the extent such distributions exceed a Non-U.S. Shareholder's basis in our capital stock. Our capital stock will not constitute a USRPI so long as we are not a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which, at all times during a specified testing period, less than 50% in value of its stock or beneficial interests are held directly or indirectly by Non-U.S. Shareholders. We believe that we will be a "domestically controlled REIT," and therefore that our capital stock will not be treated as USRPI's under FIRPTA. However, because certain classes of our capital stock is publicly traded, no assurance can be given that the we are and will continue to be a "domestically-controlled REIT."



    If we did not constitute a "domestically-controlled REIT," our capital stock would be treated as USRPI's subject to United States taxation under FIRPTA unless (i) our capital stock is "regularly traded" (as defined in the applicable Treasury Regulations) and (ii) the Non-U.S. Shareholder's interest (after application of constructive ownership rules) in us is 5.0% or less at all times during the five years preceding the sale or exchange.



    CAPITAL GAINS DIVIDENDS. As long as we continue to qualify as a REIT, any distributions we make that are attributable to gain from the sale or exchange of any USRPI will be taxed to a Non-U.S. Shareholder under FIRPTA. Under FIRPTA, such distributions are taxed to a Non-U.S. Shareholder as if such distributions were gains "effectively connected" with the conduct of a trade or business in the United States. Accordingly, a Non-U.S. Shareholder will be taxed on such distributions at the same capital gain rates applicable to U.S. Shareholders (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the case of a corporate Non-U.S. Shareholder that is not entitled to treaty relief or exemption. We will be required to withhold tax from any distribution to a Non-U.S. Shareholder that could be designated by us as a USRPI capital gain dividend in an amount equal to 35% of the gross distribution. The amount of tax withheld is fully creditable against the Non-U.S. Shareholder's FIRPTA tax liability, and if such amount exceeds the Non-U.S. Shareholder's federal income tax liability for the applicable taxable year, the Non-U.S. Shareholder may seek a refund of the excess from the IRS. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding.



    Pursuant to Treasury Regulations effective through December 31, 1999, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of determining the applicability of withholding requirements discussed above and the applicability of any treaty rate. Under revised Treasury Regulations effective January 1, 2000, different presumptions and procedures apply to determine whether or not a dividend is subject to withholding and whether a possibly reduced treaty rate of withholding is available. In addition, new rules apply to dividends to foreign entities, including partnerships and other pass-through entities. Distributions in excess of our current or accumulated earnings and profits to a Non-U.S. Shareholder, to the extent they are not subject to 30% withholding or are subject to a lower treaty rate, may nevertheless be subject to separate withholding at a rate of 10% under the rules of Code Section 1445. NON-U.S. SHAREHOLDERS SHOULD DISCUSS THESE NEW COMPLEX WITHHOLDING RULES WITH THEIR TAX ADVISORS.



    DISPOSITIONS OF CAPITAL STOCK. Unless our capital stock constitutes a USRPI, a sale of our capital stock by a Non-U.S. Shareholder generally will not be subject to U.S. taxation under FIRPTA. The securities will not constitute a USRPI if the company is a "domestically controlled REIT." As discussed above, we believe that we will be a domestically controlled REIT, and therefore, the sale of securities by a Non-U.S. Shareholder will not be subject to taxation under FIRPTA. Because the securities will be publicly traded, however, no assurance can be given that we will continue to be a domestically controlled REIT. If we do not constitute a domestically controlled REIT, a Non-U.S. Shareholder's sale of securities generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that



    (1) the securities are "regularly traded" (as defined in the applicable Treasury Regulations) on an established securities market and



    (2) the selling Non-U.S. Shareholder held 5% or less (after the application of constructive ownership rules) of our outstanding securities at all times during a specified testing period.



    If gain on the sale of securities were subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser of securities could be required to withhold 10% of the purchase price and remit such amount to the IRS. Additionally, in such case, distributions on our capital stock to the extent they represent a return of capital or capital gain from the sale of our capital stock, rather than dividends, would be subject to a 10% withholding tax.



    Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Shareholder in two cases:



    (1) if the Non-U.S. Shareholder's investment in securities is effectively connected with a U.S. trade or business conducted by such Non-U.S. Shareholder, the Non-U.S. Shareholder will be subject to the same treatment as a U.S. Shareholder with respect to such gain, or



    (2) if the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% withholding tax on the amount of such individual's capital gain.



INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX



    We will report to our U.S. Shareholders and to the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a U.S. Shareholder may be subject to backup withholding at the rate of 31% on dividends paid unless such U.S. Shareholder



    (1) is a corporation or falls within other exempt categories and, when required, can demonstrate this fact, or



    (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.



A U.S. Shareholder who does not provide us with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. Shareholder's federal income tax liability. In addition, we may be required to withhold a portion of any capital gain distributions made to U.S. Shareholders who fail to certify to us their non-foreign status. The IRS has issued final regulations regarding the backup withholding rules as applied to Non-U.S. Shareholders. These regulations alter the current system of backup withholding compliance and are effective for distributions made after December 31, 1999. We will withhold in accordance with these new regulations when they become effective.

    Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Shareholders. NON-U.S. SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO ANY SUCH INFORMATION REPORTING AND BACKUP WITHHOLDING REQUIREMENTS.



STATE AND LOCAL TAXES



    We, as well as our shareholders, may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our capital stock.


                              PLAN OF DISTRIBUTION

    We may sell securities offered by means of this prospectus to one or more underwriters for public offering and sale by them or may sell such securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of such securities will be named in the prospectus supplement relating to the securities.

    The distribution of securities offered by means of this prospectus may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of securities offered by means of this prospectus, underwriters may receive compensation from us or from purchasers of such securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell securities offered by means of this prospectus to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of offered securities may be deemed to be underwriters, and any discounts or commissions they receive from us, and any profit on the resale of offered securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended. Any such underwriter or agent will be identified, and any such compensation received from us will be described in a supplement to this prospectus.

    If so indicated in a prospectus supplement, each series of securities offered by this prospectus will be a new issue with no established trading market, other than the Common Stock, the Series A Preferred Stock or the Series B Preferred Stock which are listed on the New York Stock Exchange under the trading symbols "PRT", "PRT.pra" and "PRT.pb", respectively, subject to official notice of issuance. We may elect to list any series of Preferred Stock, Depository Shares or Warrants on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of offered securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for any securities offered by this prospectus.

    Under agreements we may enter into, underwriters, dealers, and agents who participate in the distribution of securities offered by this prospectus may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, us in the ordinary course of business.

    If so indicated in a supplement to this prospectus, we will authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase securities offered by this prospectus from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of securities offered by this prospectus shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

    The legality of securities offered by means of this prospectus will be passed upon for us by Winston & Strawn, Chicago, Illinois. The Honorable James
R. Thompson, a partner in Winston & Strawn, is one of our directors.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Prime Retail, Inc. and Horizon Group, Inc., the combined financial statements of Horizon Group Properties, Inc. and the statements of revenue and certain expenses of Prime Transferred Properties for the year ended December 31, 1997, as set forth in their reports, which are incorporated in this prospectus by reference. Such consolidated and combined financial statements and statements of revenue and certain expenses are incorporated by reference in reliance on their reports, given on their authority as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee...............................................................  $111,200.00
Printing and Engraving Expenses................................................   50,000.00
Legal Fees and Expenses........................................................   75,000.00
Accounting Fees and Expenses...................................................   20,000.00
Blue Sky Fees and Expenses.....................................................   15,000.00
Miscellaneous..................................................................   28,800.00
                                                                                 ----------
  Total........................................................................  $300,000.00
                                                                                 ----------
                                                                                 ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The undersigned Registrant is a Maryland corporation. The Registrant's officers and directors are and will be indemnified under Maryland law, its Charter, and the partnership agreement of Prime Retail, L.P. against certain liabilities. The Registrant's Charter provides that the Registrant shall indemnify, to the fullest extent permitted by Maryland law, as applicable from time to time, all persons who at any time were or are directors or officers of the Registrant for any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) relating to any action alleged to have been taken or omitted in such capacity as a director or an officer. The Registrant shall pay or reimburse all reasonable expenses incurred by a present or former director or officer of the Registrant in connection with any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) in which the present or former director or officer is a party, in advance of the final disposition of the proceeding, to the fullest extent permitted by, and in accordance with the applicable requirements of, Maryland law, as applicable from time to time. The Registrant may indemnify any other persons permitted but not required to be indemnified by Maryland law, as applicable from time to time, if and to the extent indemnification is authorized and determined to be appropriate, in each case in accordance with applicable law, by the Board of Directors, the majority of the shareholders of the Registrant entitled to vote thereon or special legal counsel appointed by the Board of Directors. The Registrant's Charter also provides that no amendment of such Charter or repeal of any of its provisions shall limit or eliminate any of the above benefits provided to directors or officers in respect of any act or omission that occurred prior to such amendment or repeal.

    The Bylaws of the Registrant also provide for indemnification of the Registrant's officers and directors to the same extent that indemnification is provided to officers and directors of the Registrant in its Charter.

    The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The foregoing limits on indemnification are expressly set forth in the Registrant's Bylaws. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of
(a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) written statement by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

    The Registrant has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements require, among other things, that the Registrant indemnify its directors and executive officers to the fullest extent permitted by law and advance to the directors and executive officers all related expenses, subject tor reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, the Registrant must also indemnify and advance all expenses incurred by directors and executive officers seeking to enforce their rights under the indemnification agreements and may cover directors and executive officers under the Registrant's directors and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by law, as a traditional form of contract it may provide greater assurance to directors and officers that indemnification will be available.

ITEM 16. EXHIBITS.


  1.1  --  Form of Underwriting Agreement(1)

  4.1  --  Form of Common Stock Warrant Agreement(1)

  4.2  --  Form of Preferred Stock Warrant Agreement(1)

  4.3  --  Form of Articles of Restatement for the Preferred Stock(1)

  4.4  --  Form of Preferred Stock Certificate(1)

  4.5  --  Form of Deposit Agreement(1)

  5.1  --  Opinion of Winston & Strawn(3)

 12.1  --  Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock
             Distributions and Dividends(3)

 23.1  --  Consent of Ernst & Young LLP--Baltimore(2)

 23.2  --  Consent of Ernst & Young LLP--Chicago(2)

 23.3  --  Consent of Winston & Strawn (included in Exhibit 5.1)

 24.1  --  Powers of Attorney(3)


------------------------

(1) To be filed by amendment or incorporated by reference in connection with the offering of securities offered by this prospectus.

(2) Filed herewith.


(3) Filed previously.


ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby further undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (Section 230.424(b) of 17 C.F.R.) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on this 15th day of December, 1998.


                                PRIME RETAIL, INC.

                                By:            /s/ C. ALAN SCHROEDER
                                     -----------------------------------------
                                                 C. Alan Schroeder
                                     EXECUTIVE VICE PRESIDENT--GENERAL COUNSEL
                                                   AND SECRETARY


    Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following persons in the capacities indicated as of the 15th day of December, 1998.


                      SIGNATURE                                                   TITLE
------------------------------------------------------  ---------------------------------------------------------

                          *
     -------------------------------------------        Chairman of the Board of Directors
                  Michael W. Reschke

                          *
     -------------------------------------------        Chief Executive Officer (Principal Executive Officer) and
                  Abraham Rosenthal                       Director

                          *
     -------------------------------------------        President, Chief Operating Officer and Director
              William H. Carpenter, Jr.

                      SIGNATURE                                                   TITLE
------------------------------------------------------  ---------------------------------------------------------

                          *
     -------------------------------------------        Executive Vice President--Development and Acquisitions
                   Glenn D. Reschke                       and Director

                          *                             Executive Vice President--Chief Financial Officer and
     -------------------------------------------          Treasurer (Principal Financial Officer and Principal
                 Robert P. Mulreaney                      Accounting Officer)

                          *
     -------------------------------------------        Director
                  William P. Dickey

                          *
     -------------------------------------------        Director
                  Terence C. Golden

                          *
     -------------------------------------------        Director
                  Norman Perlmutter

     -------------------------------------------        Director
                 Robert D. Perlmutter

                          *
     -------------------------------------------        Director
                  Kenneth A. Randall

                          *
     -------------------------------------------        Director
                     Sharon Sharp

                          *
     -------------------------------------------        Director
                  James R. Thompson

     -------------------------------------------        Director
                   Marvin S. Traub


*By:    /s/ C. ALAN SCHROEDER
      -------------------------
          C. Alan Schroeder
         AS ATTORNEY-IN-FACT